Exhibit 99.2

PROXY PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED TO BE HELD AT 9:00 A.M. MARCH 10, 2025, EASTERN TIME (10:00 P.M. MARCH 10, 2025, HONG KONG Time) This Proxy is Solicited on Behalf of the Board of Directors The undersigned shareholder of Creative Global Technology Holdings Limited, a Cayman Islands company (“CGTL”), hereby appoints Shangzhao (Cizar) Hong (the “Proxy”) with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all ordinary shares, no par value, of (the “Ordinary Shares”), which the undersigned may be entitled to vote at the Extraordinary General Meeting of shareholders of CGTL to be held on March 10, 2025 at 9:00 a.m., Eastern Time (10:00 p.m., March 10, 2025, Hong Kong Time) and at any adjournments or postponements thereof. CGTL will be holding the Extraordinary General Meeting via teleconference using the following dial-in information: International Toll US Toll Free 1-877-270-2148 1-412-902-6510 Such Ordinary Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the enclosed proxy statement/prospectus and revokes all prior proxies for said meeting. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH PROPOSAL. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY. CONTROL #: SHARES: Note: Please sign exactly as your name or names appear on this proxy. When Ordinary Shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. Signature(s) (Title(s), if applicable) Date PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY: 1. By Phone: Call Okapi Partners toll-free at: (877) 259-6290 to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 8:00 PM (EST). OR 2. By Internet: Refer to your proxy card for the control number and go to: www.OkapiVote.com/CGTL2025S and follow the simple on-screen instructions. OR 3. By Mail: Sign, Date, and Return this proxy card using the enclosed postage-paid envelope. If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on March 10, 2025

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS No. 1 AND 2. INSTRUCTIONS: TO VOTE, MARK BOXES BELOW IN BLUE OR BLACK INK AS SHOWN HERE: 1. To approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company to reclassify the Company’s shares into the Class A Ordinary Shares and the Class B Ordinary Shares, each having the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have twenty (20) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote; each outstanding Class B Ordinary Share is convertible at any time at the option of the holder into one (1) Class A Ordinary Share. In addition, a holder of a Class B Ordinary Share shall have the right to convert one (1) Class B Ordinary Share into one (1) Class A Ordinary; and to increase and re-designate the Company’s authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into 1,900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each. This proposal is referred to as the “Amendment Proposal” or “Proposal No. 1.” 2. To re-designate all the existing authorized and issued ordinary shares as Class A Ordinary Shares save for 8,500,000 ordinary shares issued and currently registered in the name of HSZ Holdings Limited, which shall be converted into the number of Class B Ordinary Shares; and the remaining authorized but unissued 1,882,775,000 Ordinary Shares into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 91,500,000 Ordinary Shares into Class B Ordinary Shares on a one for one basis. This proposal is referred to as the “Re-designation and Conversion Proposal” or “Proposal No. 2”. IN HIS DISCRETION THE PROXY IS AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF. This proxy is revocable and the undersigned may revoke it at any time prior to the Extraordinary General Meeting of Shareholders by giving written notice of such revocation to the Secretary of the Company prior to the Extraordinary General Meeting of Shareholders or by filing with the Secretary of the Company prior to the Extraordinary General Meeting of Shareholders a later-dated proxy. Should the undersigned be present and want to vote in person at the Extraordinary General Meeting of Shareholders, or at any postponement or adjournment thereof, the undersigned may revoke this proxy by giving written notice of such revocation to the Secretary of the Company on a form provided at the Extraordinary General Meeting of Shareholders. PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 10, 2025 THE PROXY STATEMENT AND THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS FOR THIS MEETING FOR AGAINST ABSTAIN ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/CGTL2025S